1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 Telephone: 703.760.7700 Facsimile: 703.760.7777 www.mofo.com morrison foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

August 19, 2015

BY EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Global Defense & National Security Systems, Inc.
Preliminary Proxy on Schedule 14A
Filed July 10, 2015
File No. 001-36149

Dear Ms. Ransom:

This letter is submitted on behalf of Global Defense & National Security Systems, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated August 7, 2015 (the “Staff Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed July 10, 2015 (File No. 001-36149) (the “Proxy Statement”).

Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response. Terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

Summary of the Proxy Statement

Summary of the Terms of the Transaction, page 24

1.	Please elaborate upon the working capital adjustment to which the purchase price is subject, with a view to understanding how and why the purchase price could be adjusted further and the ramifications of such adjustments.

RESPONSE: The Company has revised the Proxy Statement on page 24 to elaborate upon the working capital adjustment. The Company does not expect the working capital adjustment to have any significant ramifications as the adjustment will be offset by the changes to the specified assets and liabilities of STG at the closing.

Redemption Rights, page 27

2.	Please quantify the number of share redemptions that would cause net tangible assets to be less than $5,000,001. Additionally, please quantify the minimum number of share redemptions that would satisfy the transaction’s control requirement. In this regard, we note that you discuss these amounts on page 35; however, you should also present them here.

RESPONSE: The Company has revised the disclosure on pages 27 and 28 to quantify the number of share redemptions that would cause net tangible assets to be less than $5,000,001, and the minimum number of share redemptions that would satisfy the transaction’s control requirement.

The Business Combination Proposal

Board Recommendation, page 87

3.	Clarify which members of the Board, if not all, had certain conflicts of interest. If all of the members of the Board had conflicts of interest, disclose what consideration was given, if any, to arranging for the transaction to be considered and assessed by an independent third party.

RESPONSE: The disclosure on page 86 of the Proxy Statement references additional disclosure on page 91 of the Proxy Statement, which in turn describes potential conflicts of interests for members of the board of directors of the Company (the “Board”) at the time the Board considered the transaction. These disclosures are intended to inform the Company’s stockholders that the Board was aware of these factors that could be viewed as conflicts of interest. The Company respectfully submits that the Board did not view these potential conflicts as requiring the transaction to be considered and assessed by an independent third party. The Company has revised the disclosure on page 93 to include this disclosure.

Background to the Business Combination, page 90

4.	Please provide more detail regarding the reasons potential alternative parties were passed upon, especially those 12 with whom GDEF signed non-disclosure agreements. In this regard, we note your disclosure in the last paragraph on page 90 that the business terms of these alternatives “would not be suitable for GDEF, particularly in comparison to the proposed business Combination with STG.”

RESPONSE: The Company has revised the disclosure on page 88 to provide more detail regarding potential alternative parties for its initial business combination.

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5.	Please provide more detail regarding the March 17th meeting between certain representatives of GDEF and STG. Please discuss any material developments that occurred during this meeting and name the individuals that were present at this meeting. In this regard, we note the disclosure that “key terms in the value and structure of a potential transaction” were discussed. For example, please disclose if negotiations regarding the nature and amount of consideration to be paid occurred.

RESPONSE: The Company has revised the Proxy Statement on page 89 to provide more detail on the March 17th meeting.

6.	You refer to “certain specialist independent advisory firms” who performed due diligence. Disclose the results of their findings.

RESPONSE: The Company engaged Morrison & Foerster LLP to perform legal diligence, McGladrey LLP to prepare the quality of earnings report and Avasant to conduct due diligence on STG’s commercial contracts. The Company revised the disclosure on page 89 of the Proxy Statement to reflect that the input from these advisory firms during the due diligence process, along with the results of the Company’s due diligence, were reflected in the Company’s negotiations related to the scope of the representations, warranties and indemnities in the Business Combination Agreement.

7.	Summarize the quality of earnings analysis that was performed for the years 2012 to 2014.

RESPONSE: The disclosure on page 89 has been revised to omit the specific reference to this report, which the Company does not believe is material to investors.

Recommendation of the GDEF Board of Directors; GDEF’s Reasons…, page 91

8.	Disclose, if true, that the board of directors also determined the transaction to be fair and disclose the reasons for this determination.

RESPONSE: At the June 4, 2015 meeting at which the Board approved the Business Combination Agreement, the Board determined that the transaction was advisable and in the best interests of the Company and its stockholders. The Board did not make a determination regarding the fairness of the transaction. The Company has revised the Proxy Statement to remove references to the Board’s determination on the fairness of the transaction.

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GDEF’s Financial Advisor, page 91

9.	Tell us for what consideration Cowen Company receives an advisory fee if the Business Combination is consummated and quantify the amount of the fee.

RESPONSE: If the Business Combination is consummated, Cowen will receive an advisory fee of $500,000.

Representations and Warranties, page 98

10.	We note your disclosure on page 101 that the representations and warranties made in connection with the Business Combination Agreement are subject to “certain qualifications and limitations… [which] may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading. Please revise this section to include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Business Combination Agreement, you have or will provide corrective disclosure.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on page 99.

The Pre-Business Combination Charter Proposal

Reasons for the Pre-Business Combination Charter Proposal, page 115

11.	Please revise to discuss the reasons for this proposal; this paragraph appears to be identical to the preceding paragraph and gives shareholders no explanation as to why you seek to revise your charter. Also, please revise to state why you may not be able to complete the Business Combination if this proposal is not approved.

RESPONSE: The Company has revised the disclosure on page 113 in response to the Staff’s comment.

*     *     *

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The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (703) 760-7798 with any further comments or questions you may have.

Sincerely,

/s/ Lawrence R. Bard

Lawrence R. Bard

cc:	Daniel Porco, Securities and Exchange Commission
Dale R. Davis, Global Defense & National Security Systems, Inc.

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